FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2006

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by DryShips, Inc. on May 10, 2006

DryShips Inc. Announces the Acquisition of its 29th Vessel

and the Financing Terms of its Acquisition of m.v. Hille Oldendorff

May 10, 2006 ATHENS, Greece - DryShips Inc. (Nasdaq: DRYS), announced today that it has scheduled to take delivery of m.v. Atacama a 2001 built, 75,941 deadweight ton, or dwt, Panamax drybulk carrier on Thursday, May 11, 2006.  The vessel will be renamed Maganari.

Upon delivery, Maganari will immediately be employed under the existing timecharter at a daily rate of $29,000 until February 2007 and thereafter at a daily rate of $18,400 until February 2008.

This vessel will be purchased from an unaffiliated third party for an aggregate purchase price of $35.4 million.  The vessel will be financed with a draw down of $35.4 million under our new credit facility with HSH and Bank of Scotland, together with a short term loan of $8.84 million provided by a company controlled by Mr. George Economou, DryShips’ Chairman and Chief Executive Officer.  The $8.84 million unsecured fully subordinated loan will bear interest at an amount of $100,000 per calendar month, beginning on June 11, 2006. This loan has a maturity date of December 31, 2006.  The terms of this loan have been approved by the Audit Committee of the Board of Directors.

The Maganari will be the second vessel acquisition to be partly financed under the new credit facility with HSH and Bank of Scotland following the acquisition of m.v. Hille Oldendorff in April 2006.  The Hille Oldendorff was acquired from a company controlled by Mr. George Economou for an aggregate purchase price of $40.76 million.  The $40.76 million purchase price consists of the affiliated seller’s purchase price in October 2005 ($39.85 million), pre-trading expenses and finance charges and the payment of a $500,000 option fee to the affiliated seller.  This vessel was financed in part by $26.7 million under our new credit facility with HSH and Bank of Scotland, together with a short term loan of $3.25 million provided by the affiliated seller of the vessel.  The $3.25 million unsecured fully subordinated loan bears interest at a rate of LIBOR plus a margin of 1.50% and matures between December 24, 2006 and March 24, 2007.

“The provision of finance by our affiliates again clearly demonstrates the commitment to DryShip’s growth.  In addition it enables DryShips to take delivery of vessels earlier than otherwise could be achieved and allow the Company to benefit immediately from the favorable timecharters” stated Mr. Economou.

About DryShips Inc.

DryShips Inc. owns and operates through its wholly owned subsidiaries a fleet of drybulk carriers that operate worldwide. As of the date of this announcement, DryShips owns a fleet of 29 drybulk carriers consisting of 4 Capesize, 22 Panamax and 3 Handymax vessels, with a combined carrying capacity of approximately 2.3 million dwt. DryShips, which maintains its executive offices in Greece, is the second largest Panamax operator in the world.

DryShips Inc.’s common stock is listed on the Nasdaq National Market where it trades under the symbol “DRYS”.

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.’ operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. In addition, availability of financing could be affected by failure to complete definitive documentation, and the ability to acquire vessels could be affected by non-performance of a counterparty. Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Visit our website at www.dryships.com.  Information contained on our website does not constitute a part of this press release.

Company Contact:
Christopher J. Thomas
Chief Financial Officer
DryShips Inc.
Tel. 011-30-210-809-0570
E-mail: management@dryships.com

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips, Inc.

(Registrant)

Dated:  May 10, 2006                   By:        /s Christopher J. Thomas

                                             ----------------------------------

Christopher J. Thomas
Chief Financial Officer